EXHIBIT 3.1
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CARDIOVASCULAR SYSTEMS, INC.
     The undersigned hereby certifies that the Amended and Restated Articles of Incorporation of Cardiovascular Systems, Inc. in the form attached hereto as Attachment A were duly adopted by the shareholders pursuant to Minnesota Statutes Chapter 302A.
     I swear that the foregoing is true and accurate and that I have the authority to sign this document on behalf of the corporation.
Dated: December 10, 2007

/s/ James E. Flaherty
James E. Flaherty
Chief Financial Officer

ATTACHMENT A
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CARDIOVASCULAR SYSTEMS, INC.
ARTICLE 1 — NAME
     1.1) The name of the corporation shall be Cardiovascular Systems, Inc.
ARTICLE 2 — REGISTERED OFFICE
     2.1) The registered office of the corporation is located at 651 Campus Drive, St. Paul, Minnesota 55112.
ARTICLE 3 — CAPITAL STOCK
     3.1) Authorized Shares; Establishment of Classes and Series. The aggregate number of shares the corporation has authority to issue shall be 84,750,587 shares, which shall have a par value of $.01 per share solely for the purpose of a statute or regulation imposing a tax or fee based upon the capitalization of the corporation, and which shall consist of 70,000,000 common shares, 5,400,000 shares of Series A Convertible Preferred Stock (the “Series A Stock”), 2,188,425 shares of Series A-1 Convertible Preferred Stock (the “Series A- Stock”), and 2,162,162 shares of Series B Convertible Preferred Stock (the “Series B Stock”), which shall have the rights and preferences as set forth on Exhibit A hereto, and 5,000,000 undesignated shares. The Board of Directors of the corporation is authorized to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each such class or series (which may include but is not limited to designation as additional common shares), and to fix the relative rights and preferences of each such class or series.
     3.2) Issuance of Shares. The Board of Directors of the corporation is authorized from time to time to accept subscriptions for, issue, sell and deliver shares of any class or series of the corporation to such persons, at such times and upon such terms and conditions as the Board shall determine, establishing a price in money or other consideration, or a minimum price, or a general formula or method by which the price will be determined.
     3.3) Issuance of Rights to Purchase Shares. The Board of Directors is further authorized from time to time to grant and issue rights to subscribe for, purchase, exchange securities for, or convert securities into, shares of the corporation of any class or series, and to fix the terms, provisions and conditions of such rights, including the exchange or conversion basis or the price at which such shares may be purchased or subscribed for.

ARTICLE 4 — RIGHTS OF SHAREHOLDERS
     4.1) No Preemptive Rights. No shares of any class or series of the corporation shall entitle the holders to any preemptive rights to subscribe for or purchase additional shares of that class or series or any other class or series of the corporation now or hereafter authorized or issued.
     4.2) No Cumulative Voting Rights. There shall be no cumulative voting by the shareholders of the corporation.
ARTICLE 5 — MERGER, EXCHANGE, SALE OF ASSETS AND DISSOLUTION
     5.1) Where approval of shareholders is required by law, the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote shall be required to authorize the corporation (i) to merge into or with one or more other corporations, (ii) to exchange its shares for shares of one or more other corporations, (iii) to sell, lease, transfer or otherwise dispose of all or substantially all of its property and assets, including its good will, or (iv) to commence voluntary dissolution.
ARTICLE 6 — AMENDMENT OF ARTICLES OF INCORPORATION
     6.1) After the issuance of shares by the corporation, any provision contained in these Articles of Incorporation may be amended, altered, changed or repealed by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote or such greater percentage as may be otherwise prescribed by the laws of the State of Minnesota.
ARTICLE 7 — LIMITATION OF DIRECTOR LIABILITY
     7.1) To the fullest extent permitted by Chapter 302A, Minnesota Statutes, as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

EXHIBIT A
CARDIOVASCULAR SYSTEMS, INC.
TERMS OF CONVERTIBLE PREFERRED STOCK
     The Series A Stock, Series A-1 Stock, and Series B Stock, referred to collectively herein as the “Preferred Stock,” have the following rights and preferences.
     1. Voting.
          1A. General. Except as may be otherwise provided in these terms of Preferred Stock or by law, the Preferred Stock shall vote together with all other classes and series of stock of the corporation as a single class on all actions to be taken by the shareholders of the corporation. Each share of Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of Common Stock into which each share of Preferred Stock is then convertible. In the event each share of Preferred Stock is convertible into a number of shares of Common Stock including a fraction, each holder shall be entitled to vote the sum of fractions of a share to which the holder is entitled, rounded down to the nearest whole number.
          1B. Board Size. Subject to the provisions of Section 1C below, the Corporation shall not, without the written consent or affirmative vote of the holders of a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton Hunt Capital Partners, L.P. (“EHCP”) and Easton Capital Partners, LP (“ECP” and together with EHCP, “Easton”) and by Maverick Fund LDC, Maverick Fund USA, Ltd., and Maverick Fund II, Ltd. (collectively, “Maverick”) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as one class, increase the maximum number of directors constituting the Board of Directors to a number in excess of nine (9).
          1C. Board Seats.
          (a) So long at least 20% of the shares of the Preferred Stock originally issued remain outstanding, the holders of the Preferred Stock, voting separately as one class, shall be entitled to elect two (2) directors of the corporation (the “Preferred Stock Directors”), one of whom shall be designated by Easton (the “Easton Director”) and one of whom shall be designated by Maverick (the “Maverick Director”). At such time as the number of shares of Preferred Stock outstanding drops below 20%, but is not less than 10%, of the shares of Preferred Stock originally issued, the holders of the remaining outstanding Preferred Stock, voting separately as one class, shall be entitled to elect one (1) director of the corporation. If and when the number of shares of Preferred Stock outstanding falls below 10% of the shares originally issued, the holders of the remaining outstanding Preferred Stock shall have no rights to elect a director voting separately as a class. At any meeting (or in a written consent in lieu thereof) held for the purpose of electing directors, the presence in person or by proxy (or the written consent) of the holders of at least a two-thirds interest of the then outstanding shares of Preferred Stock shall constitute a quorum of the Preferred Stock for the election of directors to be elected solely by the holders of the Preferred Stock. A vacancy in any directorship elected by the holders of the Preferred Stock shall be filled only by vote or written consent of the holders of the Preferred Stock, consenting or voting, as the case may be, separately as one class. The directors to be elected by the holders of the Preferred Stock, voting separately as one class, shall serve for terms extending from the date of their election and qualification until the time of the next succeeding annual meeting of shareholders and until their successors have been elected and qualified. Unless otherwise approved by the written consent or affirmative vote of the holders of a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as one class, the Board of Directors shall include the Chief Executive Officer of the corporation and three (3) non-employee directors with relevant industry experience reasonably acceptable to the Preferred Stock Directors.
          (b) In addition to the rights specified in Section 1C(a) hereof, the holders of a majority in interest of the Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, voting separately as one class, shall have the exclusive and special right upon the occurrence of an Event of Noncompliance (as defined in Section 9(a) hereof), to elect the smallest number of directors which, when added to the directorships created in Subsection 1C(a) above, shall constitute a majority of the Board of Directors of the corporation. The special and exclusive right of the holders of the Preferred Stock, voting separately as one class, to elect a majority of the Board of Directors of the corporation shall continue until 30 days have lapsed since the Event of Noncompliance which gave rise to such right has been cured by the corporation, subject to the revesting thereof upon the occurrence of each and every Event of Noncompliance subsequent thereto. With respect to the special and exclusive right of holders of Preferred Stock, voting separately as one class, to elect a majority of the Board of Directors of the corporation, the number of directors constituting the Board of Directors of the corporation, shall, if necessary, be increased to provide a sufficient number of vacancies to permit the holders of Preferred Stock to perfect their rights hereunder. In any election of directors pursuant to this Subsection 1C(b), each holder of shares of Preferred Stock shall be entitled to one vote for each share of Preferred Stock held and no holder of Preferred Stock shall be entitled to cumulate his votes by giving one candidate more than one vote per share. The special and exclusive voting right of the holders of the Preferred Stock, voting separately as one class, contained in this Subsection 1C(b) may be exercised either at a special meeting of the holders of Preferred Stock called as provided below, or at any annual or special meeting of the shareholders of the corporation, or by written consent of such holders in lieu of a meeting. If at any time any directorship to be filled by the holders of Preferred Stock, voting separately as one class, pursuant to Subsection 1C(a) or (b) hereof has been vacant for a period of ten days, the Secretary of the corporation shall, upon the written request of the holders of record of shares representing at least 25% of the voting power of the Preferred Stock then outstanding, call a special meeting of the holders of Preferred Stock for the purpose of electing a director or directors to fill such vacancy or vacancies. Such meeting shall be held at the earliest practicable date at such place as is specified in the Bylaws of the corporation. If such meeting shall not be called by the Secretary of the corporation within ten days after personal service of said written request on him, then the holders of record of shares representing at least 25% of the voting power of the Preferred Stock then outstanding may designate in writing one of their number to call such meeting at the expense of the corporation, and such meeting may be called by such persons so designated upon the notice required for annual meetings of shareholders and shall be held at such specified place.

Any holder of the Preferred Stock so designated shall have access to the stock books of the corporation for the purpose of calling a meeting of the shareholders pursuant to these provisions.
          At any meeting held for the purpose of electing directors at which the holders of Preferred Stock shall have the special and exclusive right, voting separately as one class, to elect directors as provided in this Subsection 1C(b), the presence, in person or by proxy, of the holders of record of shares representing two-thirds of the voting power of the Preferred Stock then outstanding shall be required to constitute a quorum of the Preferred Stock for such election. At any such meeting or adjournment thereof, the absence of such a quorum of the Preferred Stock shall not prevent the election of directors other than the directors to be elected by holders of the Preferred Stock, voting separately as one class, pursuant to this subsection (b), and the absence of a quorum for the election of such other directors shall not prevent the election of the directors to be elected by holders of the Preferred Stock, voting separately as one class, pursuant to this subsection (b), and in the absence of either or both such quorums, the holders of record of shares representing a majority of the voting power present in person or by proxy of the class or classes of stock which lack a quorum shall have power to adjourn the meeting for the election of directors which they are entitled to elect from time to time without notice other than announcement at the meeting.
          A vacancy in the directorships to be elected by the holders of the Preferred Stock, voting separately as one class, pursuant to this subsection (b), may be filled only by vote or written consent in lieu of a meeting of (i) the holders of a two-thirds interest of the Preferred Stock, acting separately as one class, or (ii) the remaining directors elected by the holders of the Preferred Stock (or by directors so elected).
     2. Dividends.
          2A. Dividends. Holders of the Preferred Stock, in preference to the holders of any other stock of the corporation, shall be entitled to receive cash dividends at the rate of 8% (eight percent) of the original purchase price per share of Preferred Stock per annum (adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). All dividends shall accrue, whether or not earned or declared, and whether or not the corporation has legally available funds. All such dividends shall be cumulative and shall be payable (i) when and as declared by the Board of Directors, (ii) upon liquidation or dissolution of the corporation and (iii) upon redemption of the Preferred Stock by the corporation. Prior to the declaration of dividends on any other class of stock of the corporation, all accrued, cumulative, unpaid dividends of the Preferred Stock must be paid. If at any time there is default by the corporation in the redemption of any Preferred Stock, the cumulative dividend rate applicable to all shares of Preferred Stock shall increase from 8% to 10% per annum.
          2B. So long as any shares of Preferred Stock shall be outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any Common Stock of the corporation, nor shall any shares of the Common Stock of the corporation be purchased, redeemed, or otherwise acquired for value by the corporation until all dividends (set forth in Section 2A above) on the Preferred Stock have been paid. In the event that dividends are paid on any share of Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Preferred Stock in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid for each share of Common Stock. The provisions of this Section 2B shall not, however, apply to (i) dividends payable in Common Stock, or (ii) any repurchase of any outstanding securities of the corporation that is approved by the corporation’s Board of Directors, including the Preferred Stock Directors.
     3. Liquidation, Dissolution and Winding-up.
          3A. Liquidation. Upon any liquidation, dissolution or winding up of the corporation (a “Liquidation Event”), whether voluntary or involuntary, the holders of the shares of Preferred Stock shall be paid an amount equal to (i) the price paid per share of Preferred Stock (subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Preferred Stock), plus (ii) all dividends accrued or declared thereon but unpaid before any payment shall be made to the holders of any stock ranking on liquidation junior to the Preferred Stock. If upon any Liquidation Event, the assets to be distributed to the holders of the Preferred Stock shall be insufficient to permit payment to such shareholders of the full preferential amounts aforesaid, then all of the assets of the corporation available for distribution to holders of the Preferred Stock shall be distributed to such holders of the Preferred Stock pro rata, so that each holder receives that portion of the assets available for distribution as the amount of the full liquidation preference to which such holder would otherwise be entitled bears to the amount of the full liquidation preference to which all holders of Preferred Stock would otherwise be entitled pursuant to this Section 3A.
          3B. Upon any Liquidation Event, immediately after the holders of Preferred Stock have been paid in full pursuant to Section 3A above, the remaining net assets of the corporation available for distribution shall be distributed among the holders of the shares of Preferred Stock and Common Stock in an amount per share as would have been payable had each share of Preferred Stock been converted to Common Stock pursuant to Section 4 immediately prior to such Liquidation Event.
          3C. If in the event of a Liquidation Event, the return on investment (including paid or accrued dividends) available to holders of Preferred Stock pursuant to Sections 3A and 3B above would otherwise exceed the applicable amounts set forth in Schedule A hereto, the amounts to be paid to holders of Preferred Stock shall be limited to the greater of (a) the amount per share that would have been payable had each share of Preferred Stock been converted to Common Stock pursuant to Section 4 immediately prior to such Liquidation Event, or (b) the maximum amount permitted by Schedule A.
          3D. Written notice of such liquidation, dissolution or winding up, stating a payment date and the place where said payments shall be made, shall be given by mail, postage prepaid, or by facsimile to non-U.S. residents, not less than 20 days prior to the payment date stated therein, to the holders of record of Preferred Stock, such notice to be addressed to each such holder at its address as shown on the records of the corporation.
          3E. The (x) consolidation or merger of the corporation into or with any other entity or entities (except a consolidation or merger into a Subsidiary or merger in which the corporation is the surviving corporation and the holders of the corporation’s voting stock outstanding immediately prior to the transaction constitute the holders of a majority of the voting stock outstanding immediately following the transaction), or (y) the sale, lease, transfer or exclusive license or other disposition by the corporation of all or substantially all its assets, in a single transaction or series of related transactions or (z) the sale, exchange or transfer by the corporation’s shareholders, in a single transaction or series of related transactions, of capital stock representing a majority of the voting power at elections of directors of the corporation shall be deemed to be a Liquidation Event within the meaning of the provisions of this Section 3 (subject to the provisions of this Section 3 and not the provisions of Section 4G hereof, unless Section 4G is elected in the following proviso), provided, however, that a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, shall have the right to elect the benefits of the provisions of Section 4G in lieu of receiving payment in liquidation, dissolution or winding up of the corporation pursuant to this Section 3.
          3F. Whenever the distribution provided for in this Section 3 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the corporation, including the approval at least one (1) of the Preferred Stock Directors.
          3G. The corporation shall not effect any transaction constituting a deemed Liquidation Event pursuant to Section 3E above unless (i) the agreement or plan of merger or consolidation provides that the consideration payable to the shareholders of the corporation shall be allocated among the holders of capital stock of the corporation in accordance with Sections 3A and 3B above or (ii) the holders of a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, specifically consent in writing to the allocation of such consideration in a manner different from that provided in Sections 3A and 3B above.
          3H. In the event of a deemed Liquidation Event pursuant to Section 3E above in which consideration is paid to the corporation and not to the corporation’s shareholders, if the corporation does not effect a dissolution of the corporation under the Minnesota Law within 60 days after such deemed Liquidation Event, then (i) the corporation shall deliver a written notice to each holder of Preferred Stock no later than the 60th day after the deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the holders of shares of Preferred Stock representing a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, so request in a written instrument delivered to the corporation not later than 120 days after such deemed Liquidation Event, the corporation shall use the consideration received by the corporation for such deemed Liquidation Event (net of any liabilities associated with the assets sold, as determined in good faith by the Board of Directors of the corporation, including the approval of at least one (1) of the Preferred Stock Directors), to the extent legally available therefor (the “Net Proceeds”), to redeem, on the 135th day after such deemed Liquidation Event (the “Liquidation Redemption Date”), all outstanding shares of Preferred Stock at a price per share equal to the maximum amount payable to each holder of Preferred Stock pursuant to Sections 3A and 3B as of the date of the deemed Liquidation Event. If the Net Proceeds are not sufficient to so redeem all outstanding shares of Preferred Stock, the corporation shall redeem a pro rata portion (based on the aggregate amounts that would have been payable on redemption of the Preferred Stock) of each holder’s shares of Preferred Stock out of the Net Proceeds. The provisions of Section 5B below shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 3H. Prior to the distribution or redemption provided for in this Sections 3H, the corporation shall not expend or dissipate the consideration received for such deemed Liquidation Event, except to discharge expenses incurred in the ordinary course of business.
     4. Conversion of the Preferred Stock. The holders of shares of Preferred Stock shall have the following conversion rights:
          4A. Right to Convert. Subject to the terms and conditions of this Section 4 the holder of any share or shares of Preferred Stock shall have the right, at its option at any time, to convert any such shares of Preferred Stock (except that upon any liquidation of the corporation the right of conversion shall terminate at the close of business on the business day fixed for payment of the amounts distributable on the Preferred Stock) into such number of fully paid and nonassessable shares of Common Stock as is obtained according to the following formulas:
     (1) Series A Stock. By (i) multiplying the number of shares of Series A Stock so to be converted by $5.71 and (ii) dividing the result by the conversion price of $5.71 per share or in case an adjustment of such price has taken place pursuant to the further provisions of this Section 4, then by the conversion price as last adjusted and in effect at the date any share or shares of Series A Stock are surrendered for conversion (such price, or such price as last adjusted, being referred to as the “Series A Conversion Price”).
     (2) Series A-1 Stock. By (i) multiplying the number of shares of Series A-1 Stock so to be converted by $8.50 and (ii) dividing the result by the conversion price of $8.50 per share or in case an adjustment of such price has taken place pursuant to the further provisions of this Section 4, then by the conversion price as last adjusted and in effect at the date any share or shares of Series A-1 Stock are surrendered for conversion (such price, or such price as last adjusted, being referred to as the “Series A-1 Conversion Price”).
     (3) Series B Stock. By (i) multiplying the number of shares of Series B Stock so to be converted by $9.25 and (ii) dividing the result by the conversion price of $9.25 per share or in case an adjustment of such price has taken place pursuant to the further provisions of this Section 4, then by the conversion price as last adjusted and in effect at the date any share or shares of Series B Stock are surrendered for conversion (such price, or such price as last adjusted, being referred to as the “Series B Conversion Price”).
          Such rights of conversion shall be exercised by the holder thereof by giving written notice that the holder elects to convert a stated number of shares of Preferred Stock into Common Stock and by surrender of a certificate or certificates for the shares so to be converted to the corporation at its principal office (or such other office or agency of the corporation as the corporation may designate by notice in writing to the holders of the Preferred Stock) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with address) in which the certificate or certificates for shares of Common Stock shall be issued. Notwithstanding any other provisions hereof, if a conversion of Preferred Stock is to be made in connection with any transaction affecting the corporation, the conversion of any shares of Preferred Stock, may, at the election of the holder thereof, be conditioned upon the consummation of such transaction, in which case such conversion shall not be deemed to be effective until such transaction has been consummated, subject in all events to the terms hereof applicable to such transaction.
          4B. Issuance of Certificates; Time Conversion Effected. Promptly after the receipt of the written notice referred to in Section 4A and surrender of the certificate or certificates for the share or shares of Preferred Stock to be converted, the corporation shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such share or shares of Preferred Stock. To the extent permitted by law, such conversion shall be deemed to have been effected and the applicable conversion price (i.e., Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price) shall be determined as of the close of business on the date on which such written notice shall have been received by the corporation and the certificate or certificates for such share or shares shall have been surrendered as aforesaid, and at such time the rights of the holder of such share or shares of Preferred Stock shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.
          4C. Fractional Shares; Partial Conversion. No fractional shares shall be issued upon conversion of Preferred Stock into Common Stock and no payment or adjustment shall be made upon any such conversion with respect to any cash dividends previously payable on the Common Stock issued upon such conversion. In case the number of shares of Preferred Stock represented by the certificate or certificates surrendered pursuant to Section 4A exceeds the number of shares converted, the corporation shall, upon such conversion, execute and deliver to the holder, at the expense of the corporation, a new certificate or certificates for the number of shares of Preferred Stock represented by the certificate or certificates surrendered which are not to be converted. If any fractional share of Common Stock would, except for the provisions of the first sentence of this Section 4C, be delivered upon such conversion, the corporation, in lieu of delivering such fractional share, shall pay to the holder surrendering the Preferred Stock for conversion an amount in cash equal to the current market price of such fractional share as determined by the Board of Directors of the corporation, including the approval of at least one (1) of the Preferred Stock Directors, and based upon the aggregate number of shares of Preferred Stock surrendered by any one holder.
          4D. Adjustment of Conversion Prices Upon Issuance of Common Stock.
     4D(1) Issue or Sale of Common Stock. Except as provided in Sections 4E and 4F, if and whenever the corporation shall issue or sell, or is, in accordance with Sections 4D(2) through 4D(7), deemed to have issued or sold, any shares of Common Stock for a consideration per share less than:
          (a) the Series A Conversion Price in effect immediately prior to the time of such issue or sale (such number being appropriately adjusted to reflect the occurrence of any event described in Section 4F), then, forthwith upon such issue or sale, the Series A Conversion Price shall be reduced to the price determined by dividing (i) an amount equal to the sum of

(a) the number of shares of Common Stock outstanding immediately prior to such issue (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock) or sale multiplied by the then existing Series A Conversion Price and (b) the consideration, if any, received by the corporation upon such issue or sale, by (ii) an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock) and (b) the total number of shares of Common Stock issuable in such issue or sale;
          (b) the Series A-1 Conversion Price in effect immediately prior to the time of such issue or sale (such number being appropriately adjusted to reflect the occurrence of any event described in Section 4F), then, forthwith upon such issue or sale, the Series A-1 Conversion Price shall be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of Common Stock outstanding immediately prior to such issue (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock) or sale multiplied by the then existing Series A-1 Conversion Price and (b) the consideration, if any, received by the corporation upon such issue or sale, by (ii) an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock) and (b) the total number of shares of Common Stock issuable in such issue or sale; and
          (c) the Series B Conversion Price in effect immediately prior to the time of such issue or sale (such number being appropriately adjusted to reflect the occurrence of any event described in Section 4F), then, forthwith upon such issue or sale, the Series B Conversion Price shall be reduced to the price determined by dividing (i) an amount equal to the sum of (a) the number of shares of Common Stock outstanding immediately prior to such issue (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock) or sale multiplied by the then existing Series B Conversion Price and (b) the consideration, if any, received by the corporation upon such issue or sale, by (ii) an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to such issue or sale (including, for this purpose, shares of Common Stock issuable upon conversion of the Preferred Stock) and (b) the total number of shares of Common Stock issuable in such issue or sale.
          For purposes of this Section 4D, the following Sections 4D(2) to 4D(7) shall also be applicable:
     4D(2) Issuance of Rights or Options. In case at any time the corporation shall in any manner grant (whether directly or by assumption in a merger or otherwise) any warrants or other rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or security convertible into or exchangeable for Common Stock (such warrants, rights or options being called “Options” and such convertible or exchangeable stock or securities being called “Convertible Securities”) whether or not such Options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such

Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the corporation upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price, as applicable, in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options or the issuance of such Convertible Securities and thereafter shall be deemed to be outstanding and the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price, as applicable, shall be adjusted. Except as otherwise provided in Section 4D(3), no adjustment of any conversion price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.
     4D(3) Issuance of Convertible Securities. In case the corporation shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the corporation upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price, as applicable, in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding and the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price, as applicable, shall be adjusted, provided that (a) except as otherwise provided in Section 4D(3), no adjustment of any conversion price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any Options to purchase any such Convertible Securities for which adjustments of the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price have been or are to be made pursuant to other provisions of this Section 4D, no further adjustment of the Series A Conversion

Price, Series A-1 Conversion Price or Series B Conversion Price, as applicable, shall be made by reason of such issue or sale.
     4D(4) Change in Option Price or Conversion Rate. Upon the happening of any of the following events, namely, if the purchase price provided for in any Option referred to in Section 4D(2), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Sections 4D(2) or 4D(3), or the rate at which Convertible Securities referred to in Sections 4D(2) or 4D(3) are convertible into or exchangeable for Common Stock shall change at any time (including, but not limited to, changes under or by reason of provisions designed to protect against dilution), the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price, as applicable, in effect at the time of such event shall forthwith be readjusted (in each case by an amount equal to not less than one cent ($.01)) to the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; and on the expiration of any such Option or the termination of any such right to convert or exchange such Convertible Securities, the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price, as applicable, then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued.
     4D(5) Stock Dividends. In case the corporation shall declare a dividend or make any other distribution upon any stock of the corporation payable in Common Stock (except for the issue of stock dividends or distributions upon the outstanding Common Stock for which adjustment is made pursuant to Section 4F), Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.
     4D(6) Consideration for Stock. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the corporation therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the corporation in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the corporation shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the corporation, including the approval of at least one (1) of the Preferred Stock Directors, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the corporation in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the corporation, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued for such consideration as determined in good faith by the Board of Directors of the corporation, including the approval of at least one (1) of the Preferred Stock Directors.
     4D(7) Record Date. In case the corporation shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or (ii) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.
     4D(8) Treasury Shares. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purpose of this Section 4D.
          4E. Certain Issues of Common Stock Excepted. Anything herein to the contrary notwithstanding, the corporation shall not be required to make any adjustment of the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price in the case of the issuance of (i) shares of Common Stock issuable upon conversion of the Preferred Stock, and (ii) Reserved Employee Shares (as defined in Section 9C hereof).
          4F. Subdivision or Combination of Common Stock. In case the corporation shall at any time subdivide (by any stock split, stock dividend or otherwise) its outstanding shares of Common Stock into a greater number of shares, the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and, conversely, in case the outstanding shares of Common Stock shall be combined into a smaller number of shares, the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price in effect immediately prior to such combination shall be proportionately increased.
          4G. Reorganization or Reclassification. If any capital reorganization, reclassification, recapitalization, consolidation, merger, sale of all or substantially all of the corporation’s assets or other similar transaction (any such transaction being referred to herein as an “Organic Change”) shall be effected in such a way that holders of Common Stock shall be entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such Organic Change, lawful and adequate provisions shall be made whereby each holder of a share or shares of Preferred Stock shall thereupon have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of or in addition to, as the case may be, the shares of Common Stock immediately theretofore receivable upon the conversion of such share or shares of Preferred Stock such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore receivable upon such conversion had such Organic Change not taken place, and in any case of a reorganization or reclassification only appropriate provisions shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights.
          4H. Notice of Adjustment. Upon any adjustment of the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price, then in each such case the corporation shall give written notice thereof, by first class mail, postage prepaid, or by facsimile transmission to non-U.S. residents, addressed to each holder of shares of Series A Convertible Preferred Stock, Series A-1 Convertible Preferred Stock or Series B Convertible Preferred Stock, as applicable, at the address of such holder as shown on the books of the corporation, which notice shall state the Series A Conversion Price, Series A-1 Conversion Price or Series B Conversion Price, as applicable, resulting from such adjustment, setting forth in reasonable detail the method upon which such calculation is based.
          4I. Other Notices. If at any time, the corporation shall plan:
     (1) the declaration of any dividend upon its Common Stock payable in cash or stock or any other distribution to the holders of its Common Stock;
     (2) for the offering of a subscription pro rata to the holders of its Common Stock for any additional shares of stock of any class or other rights;
     (3) any capital reorganization or reclassification of the capital stock of the corporation, or a consolidation or merger of the corporation with or into, or a sale of all or substantially all its assets to, another entity or entities; or
     (4) a voluntary or involuntary dissolution, liquidation or winding up of the corporation;
          then, in any one or more of said cases, the corporation shall give, by first class mail, postage prepaid, or by facsimile transmission to non-U.S. residents, addressed to each holder of any shares of Preferred Stock at the address of such holder as shown on the books of the corporation, (a) at least 20 days’ prior written notice of the date on which the books of the corporation shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 20 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (a) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto and such notice in accordance with the foregoing clause (b) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

          4J. Stock to be Reserved. The corporation will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Preferred Stock. The corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the corporation covenants that it will from time to time take all such action as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the Series A Conversion Price, Series A-1 Conversion Price and Series B Conversion Price in effect at the time. The corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange upon which the Common Stock may be listed.
          4K. No Reissuance of Preferred Stock. Shares of Preferred Stock which are converted into shares of Common Stock as provided herein shall not be reissued.
          4L. Issue Tax. The issuance of certificates for shares of Common Stock upon conversion of Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Preferred Stock which is being converted.
          4M. Closing of Books. The corporation will at no time close its transfer books against the transfer of any shares of Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Preferred Stock, in any manner which interferes with the timely conversion of such Preferred Stock except as may otherwise be required to comply with applicable securities laws.
          4N. Definition of Common Stock. As used in this Section 4, the term “Common Stock” shall mean and include the corporation’s authorized Common Stock as constituted on the date of filing of these terms of the Preferred Stock, and shall also include any capital stock of any class of the corporation thereafter authorized which shall neither be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends nor entitled to a preference in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the corporation; provided that the shares of Common Stock receivable upon conversion of shares of Preferred Stock shall include only shares designated as Common Stock of the corporation on the date of filing of this instrument, or in case of any reorganization or reclassification of the outstanding shares thereof, the stock, securities or assets provided for in Section 4G.
          4O. Mandatory Conversion. If at any time the corporation shall effect a firm commitment underwritten public offering of shares of Common Stock that has been approved by the Preferred Stock Directors and in which the aggregate gross proceeds from such offering to the corporation shall be at least $40,000,000 (a “Qualified Public Offering”), then effective upon the closing of the sale of such shares by the corporation pursuant to such public offering, all outstanding shares of Preferred Stock shall automatically convert to shares of Common Stock. In addition, all outstanding shares of Preferred Stock shall automatically convert to shares of Common Stock (a “Conversion”) if the holders of a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, and the two Preferred Stock Directors consent to a Conversion.
     5. Redemption. The shares of Preferred Stock shall be redeemed as follows:
          5A. Optional Redemption. Except as provided in this Section 5, the corporation shall not have the right to call or redeem at any time all or any shares of Preferred Stock. Commencing on the 5th anniversary of the date of first issuance of the Preferred Stock (July 19, 2006) (the “Redemption Dates”), each holder of Preferred Stock shall have the right to require the corporation to redeem a certain portion of its shares as follows:

Anniversary of First	Optional
Issuance of	Redemption
Preferred Stock
5th	30% of the original amount of such holder’s shares

6th	30% of the original amount of such holder’s shares

7th	40% of the original amount of such holder’s shares
To the extent a holder of the Preferred Stock chooses not to exercise any portion of its redemption option, it may carry forward such redemption to subsequent anniversaries of the date of the applicable Purchase Agreement. The price the corporation shall pay for the redeemed shares shall be the greater of:
(i)	the price per share paid for the Preferred Stock, plus all accrued and unpaid dividends; or

(ii)	the fair market value of the Preferred Stock at the time of redemption. Such value shall be determined at the time of the redemption by a professional appraiser acceptable to both the corporation and the two (2) Preferred Stock Directors.
          5B. Redemption Mechanics. At least 20 but not more than 30 days prior to each Redemption Date, written notice (the “Redemption Notice”) shall be given by the corporation by mail, postage prepaid, or by facsimile transmission to non-U.S. residents, to each holder of record (at the close of business on the business day next preceding the day on which the Redemption Notice is given) of shares of Preferred Stock notifying such holder of the redemption and specifying the Redemption Price, the Redemption Date and the place where said Redemption Price shall be payable. The Redemption Notice shall be addressed to each holder at his address as shown by the records of the corporation. The holder of the Preferred Stock will then notify the corporation, within ten (10) days of receipt of a Redemption Notice whether it wishes to have all or any of its shares redeemed. From and after the close of business on the Redemption Date, unless there shall have been a default in the payment of the Redemption Price all rights of holders of shares of Preferred Stock (except the right to receive the Redemption Price) shall cease with respect to the shares to be redeemed on such Redemption Date, and such shares shall not thereafter be transferred on the books of the corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the corporation legally available for redemption of shares of Preferred Stock on any Redemption Date are insufficient to redeem the total number of outstanding shares of Preferred Stock to be redeemed on such Redemption Date, the holders of shares of Preferred Stock shall share ratably in any funds legally available for redemption of such shares according to the respective amounts which would be payable with respect to the full number of shares owned by them if all such outstanding shares were redeemed in full. The shares of Preferred Stock not redeemed shall remain outstanding and entitled to all rights and preferences provided herein; provided, however, that as discussed in Section 2B such unredeemed shares (otherwise scheduled to be redeemed on such Redemption Date) shall be entitled to receive interest accruing daily with respect to the applicable Redemption Price at the rate of 10% per annum. At any time thereafter when additional funds of the corporation are legally available for the redemption of such shares of Preferred Stock such funds will be used, no later than the end of the next succeeding fiscal quarter, to redeem the balance of such shares, or such portion thereof for which funds are then legally available, on the basis set forth above.
          5C. Redeemed or Otherwise Acquired Shares to be Retired. Any shares of Preferred Stock redeemed pursuant to this Section 5 or otherwise acquired by the corporation in any manner whatsoever shall be canceled and shall not under any circumstances be reissued; and the corporation may from time to time take such appropriate corporate action as may be necessary to reduce accordingly the number of authorized shares of Preferred Stock.
     6. Protective Provisions.
          6A. Changes in Investor Rights. So long as at least 20% of the Preferred Stock remains outstanding, the consent of the holders of a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, shall be required for any action which creates a series of security senior or pari passu to the Preferred Stock.
          6B. Consent for Certain Company Activities. Consent of the holders of at least a majority of Preferred Stock, such majority to include the Preferred Stock held by Easton and Maverick, and one (1) Preferred Stock Director, shall be required for any of the following (i) merger, acquisition or sale of substantially all assets of the corporation, (ii) any change in size of the Board of Directors of the corporation, (iii) declaration or payment of any dividends, or the repurchase, redemption or retirement of capital stock (other than pursuant to employee agreements and any redemptions under Section 5A above), (iv) issuance or redemption of debt securities, (v) the reservation of additional shares under the corporation’s employee stock incentive plans without the approval of the Compensation Committee of the Board of Directors, (vi) assignment of patents or other intellectual property of the corporation other than in the ordinary course of business or with the approval of the Board of Directors, (vii) an initial public offering that is not a Qualified Public Offering, (viii) any action which materially and adversely alters the rights, preferences or privileges of the Preferred Stock, or (ix) any action which increases the authorized number of Preferred Stock.
     7. Right of First Refusal. Prior to any Qualified Public Offering, if the corporation proposes to offer or sell any new securities, the corporation shall first offer such new securities to the Preferred Stock holders.
          7A. The corporation shall give notice (the “Offer Notice”) to each Preferred Stock holder, stating (i) its intention to offer new securities, (ii) the number of securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such securities.
          7B. By notification to the corporation within twenty (20) days after the Offer Notice each holder of Preferred Stock may elect to purchase or otherwise acquire up to that portion of the new securities which equals the ratio, the numerator of which is the Common Stock issued and held, or issuable upon the Conversion of the Preferred Stock held by such Preferred holder and the denominator of which is all outstanding Common Stock of the corporation assuming Conversion of all Preferred Stock.
     8. No Corporate Opportunity. The corporation acknowledges that certain holders of Preferred Stock are in the business of financing medical device and other life science companies, directly or through affiliated funds or through its or its affiliated funds’ portfolio companies and that the investment opportunities identified by, or brought to the attention of, such holders in the course of their business and without the involvement of the corporation shall not be considered to be corporate opportunities of the corporation.
     9. Definitions. As used herein, the following terms shall have the following meanings:
          9A. The term “Event of Noncompliance” shall mean the violation or breach by the corporation of its obligation to make full payment on any Redemption Date with respect to a Redemption pursuant to Section 6 hereof, and the corporation fails to cure such violation or breach within ninety (90) days of the giving of notice in writing to any holder or holders of the Preferred Stock.
          9B. The term “Fair Market Value” shall mean an amount equal to the fair market value of a share of Preferred Stock (giving effect to the value of the rights and preferences of such shares as herein provided), determined as follows: the Board of Directors (including the Preferred Stock Directors) shall endeavor in good faith to agree to the fair market value of a share of Preferred Stock. If they are unable to do so within twenty (20) days after the occurrence of an event giving rise to a need to determine that fair market value, an investment banking firm chosen by the corporation and approved by a majority of the members of the Board of Directors (which majority shall include at least one Preferred Stock Director) shall calculate such value. In all events, the fees and expenses of any such investment banking firms shall be paid by the corporation.
          9C. The term “Reserved Employee Shares” shall mean shares of Common Stock reserved by the corporation pursuant to its 2003 Stock Option Plan and 2007 Equity Incentive Plan, and any options or other rights to purchase such Common Stock, for (i) the sale of shares of Common Stock to employees, consultants or non-employee directors (other than representatives of the holders of Preferred Stock) of the corporation or (ii) the issuance and/or exercise of options to purchase Common Stock granted to employees, consultants or non-employee directors (other than representatives of the holders of Preferred Stock) of the corporation.
          9D. The term “Subsidiary” shall mean any corporation, partnership, trust or other entity of which the corporation and/or any of its other subsidiaries directly or indirectly owns at the time a majority of the outstanding shares of every class of equity security of such corporation, partnership, trust or other entity.
     10. Common Stock. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock are expressly made subject to those that may be fixed with respect to any shares of Preferred Stock.

Schedule A
Participating Cap Multiple Schedule (3)

Years From Transaction Date	Days After 1.5 Years (1)	Cap Multiple (2)
0 — 1.5	0	2.00
2	183	2.29
2.5	365	2.57
3	548	2.86
3.5	730	3.14
4	913	3.43
4.5	1095	3.71
5*	1278	4.00

(1)	Assumes 365 days in a year.

(2)	Cap multiple equals maximum investment return multiple (including any paid or accrued dividends and original investment) on original investment amount.

(3)	Includes rounding.
Participation Cap Formula:
Minimum Cap Multiple + (Maximum Cap Multiple — Minimum Cap Multiple) * (Number of Days at Liquidation Event After 1.5 Years / Total Number of Days Between 1.5 Years and 5 Years)
Example:
Liquidity Event 3 Years After Transaction

Minimum Cap Multiple	2
Maximum Cap Multiple	4
Days After 1.5 Years (Liquidation Event)	548
Days After 1.5 Years (5 Years)	1278

Participation Cap Multiple	2 + (4-2) * (548/1278) = 2.86